SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 8, 2002

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                             Form 40-F _____
              -------
         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                  No _______
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

8 January 2002

MERANT plc


Correction

The issuer advises that the following replaces the Purchase of Own Shares announcement released today 8 January 2002 at 7.00am under RNS no. 6036P.

In the first paragraph, the figure 200,000 ordinary shares should have read 250,000 ordinary shares. As a result, in the first paragraph the day total purchases for 7 January becomes 267,402 rather than 217,402; the average sale price changes to 115.935p from 115.920p;
and in the second paragraph the total repurchased for cancellation since 13 December 2001 becomes 3,281,594 from 3,231,594.

The full amended text follows:


MERANT PLC

Purchase of own shares


MERANT announces that on 7 January 2002 it purchased for cancellation 17,402 ordinary shares of 2p each at a price of 115p, and an additional 250,000 ordinary shares of 2p each at a price of 116p per share. This brings the day total purchases for 7 January 2002 to 267,402 ordinary shares of 2p each at an average sale price of 115.935p per share.

Since MERANT started to buy back its ordinary shares on 13 December 2001 it has repurchased for cancellation a total of 3,281,594 ordinary shares.


END
SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  January 8, 2002              By: /s/ Leo Millstein
                                 ------------------------------------

                                  	Leo Millstein
					Vice President & General Counsel